UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

H.I.G. ACQUISITION CORP.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G44898 107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G44898 107

1.	Names of Reporting Persons H.I.G. Acquisition Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4.

CUSIP No. G44898 107

1.	Names of Reporting Persons Robby B Wolfson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G44898 107

1.	Names of Reporting Persons Brian D Schwartz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a). Name of Issuer

H.I.G. Acquisition Corp. (the “Issuer”)

Item 1(b). Address of the Issuer’s Principal Executive Offices

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

Item 2(a). Names of Persons Filing

H.I.G. Acquisition Advisors, LLC, Robby B Wolfson and Brian D Schwartz (collectively, the “Reporting Persons”)

Item 2(b). Address of the Principal Business Office, or if none, Residence:

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

Item 2(c). Citizenship

H.I.G. Acquisition Advisors, LLC, is a Cayman Islands limited liability company. Robby B Wolfson and Brian D Schwartz are citizens of the United States.

Item 2(d). Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

* The Class A ordinary shares were registered pursuant to the Act. The Reporting Persons owned Class B ordinary shares which would have automatically converted into Class A ordinary shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis.

Item 2(e). CUSIP Number

The CUSIP number for the Class A ordinary shares is G44898 107.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐ (a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐ (b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐ (c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐ (d)	Investment company registered under Section 8 of the Investment Company Act.

☐ (e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐ (f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐ (g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐ (h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐ (i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐ (j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Since the Issuer did not consummate an initial business combination within the time period required by its amended and restated memorandum and articles of association and the Issuer’s board of directors has liquidated the trust account and dissolved the Issuer, all Class B ordinary shares (except for one share that remains outstanding for Cayman Islands law purposes) that the Reporting Persons previously held, or were deemed to have beneficially held, have been cancelled. As such, the Reporting Persons have ceased to be the beneficial owners of the Issuer’s Class A ordinary shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

The Reporting Persons’ reporting obligations cease upon effectiveness of the delisting and deregistration of the Issuer’s Class A ordinary shares.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 10, 2023

H.I.G. Acquisition Advisors, LLC

/s/ Brian D. Schwartz	02/10/2023
Chief Executive Officer

/s/ Robby B. Wolfson	02/10/2023
Robby B. Wolfson

/s/ Brian D. Schwartz	02/10/2023
Brian D. Schwartz